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                                             FILED PURSUANT TO RULE 424(b)(3)
                                             REGISTRATION NO. 333-17859


                             NU-TECH BIO MED, INC.

               SUPPLEMENT NO. 1, DATED MAY 1, 1997, TO PROSPECTUS

                             DATED FEBRUARY 5, 1997


     This Supplement relates to 15,856 options (the "Options") and 1,576,979 warrants (the "Warrants") registered pursuant to the Prospectus (the "Prospectus", File No. 333-17859), dated February 5, 1997, filed on behalf of Nu-Tech Bio-Med, Inc. (the "Company"). The names of the warrant holders/option holders and the respective number of Warrants and/or Options owned by such warrant holders/option holders are disclosed on pages 24 through 27 of the Prospectus, and the respective exercise prices of the Warrants and Options are disclosed in Footnotes 1 through 27 on pages 28 through 29 of the Prospectus.

     On April 29, 1997, the Company reduced the exercise price of the Options and Warrants, except Options and Warrants owned by officers or directors, to $1.76 per share, which price is equal to 75% of the average closing price for the Company's common stock for the ten (10) days prior to such reduction. The warrant holders/option holders will be able to exercise the Options and/or Warrants, respectively, at the reduced exercise price for the 45 day period commencing April 30, 1997 through June 13, 1997. On and after June 14, 1997, the Options and the Warrants will be exercisable at their original respective exercise prices which range from $4.35 per share to $28.35 per share. None of the Options and the Warrants for which the exercise price has been reduced are directly or indirectly owned by any officer or director of the Company.

     As a result of the foregoing, the information contained in the section "Use of Proceeds" is supplemented to reflect that during the 45 day period during which the Warrants and the Options may be exercised at the reduced exercise price the aggregate gross proceeds that the Company may receive from the exercise of all the warrants and options which are the subject of the Prospectus is $1,923,390. Such proceeds, if any, will be utilized by the Company for general working capital purposes. On and after June 14, 1997, all of the warrants and options which are the subject of the Prospectus will be exercisable at their original respective exercise prices which range from $4.35 per share to $28.35 per share.